P,E, 2/11/02

This document has 19 pages.

02016650

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2002

TEMBEC INC. FIRST QUARTER REPORT 2002

TEMBEC INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

THE SPIRIT OF INNOVATION

first quarter report 2002


Commitment to
Profitable and
Responsible
Growth

Tembec

A COMPANY OF PEOPLE BUILDING THEIR OWN FUTURE

REPORT TO THE SHAREHOLDERS
First Quarter Fiscal 2002

Consolidated gross sales for the three months ended December 29, 2001 reached $792.6 million, a 19% increase from $665.8 million in the comparable period last year. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $60.1 million, a 62% decline from EBITDA of $160.2 million generated a year ago, and down from $79.0 million in the prior quarter. The Company generated a net loss of $38.7 million ($0.45 per share), compared to net earnings of $50.4 million ($0.62 per share) in the corresponding quarter ended December 30, 2000, and net earnings of $4.9 million ($0.06 per share) in the previous quarter.

Business Segment Results

During the quarter, the Forest Products Group generated EBITDA of ($0.6) million on sales of $212.0 million. This compares to EBITDA of $22.1 million on sales of $236.7 million in the prior quarter. The selling prices for SPF lumber declined $57 per MFBM on average, accounting for nearly 70% of the reduction. Lower margins in OSB and Engineered Wood also contributed to the decline in the group's profitability. Based on the preliminary countervailing duty rate of 19.31% imposed by the U.S. Department of Commerce, the Company accrued $10.8 million in its financial statements for shipments to the United States between September 30th, 2001 and December 15th, 2001. This is the same amount as was accrued in the prior quarter for shipments made between August 17th and September 29th, 2001. In addition, the Company accrued a further $0.7 million related to antidumping duty for shipments to the United States from November 6th, 2001 to December 29th, 2001.

The Pulp Group generated EBITDA of $18.6 million on sales of $280.5 million for the quarter ended December 29th, up from EBITDA of $2.9 million on sales of $277.2 million in the prior quarter. Average paper pulp selling prices expressed in Canadian dollars increased by approximately $28 per tonne from the prior quarter. The pulp mills also benefited from more continuous operation as total downtime was 19,000 tonnes, down from 100,000 tonnes in the September quarter.

The Paper Group generated EBITDA of $34.6 million on sales of $228.0 million. This compares to $46.6 million on sales of $264.4 million in the prior quarter. The average selling prices of newsprint and UCGW grades declined by $88 per tonne over the prior quarter. Despite relatively difficult coated papers markets, we continued to reduce costs at the recently acquired St. Francisville, Louisiana paper facility. The mill generated EBITDA of $6.4 million on sales of $107.8 million in the quarter.

Outlook

Although the Company's current results reflect the relatively poor pricing being experienced in its three-core business segments, it is maintaining a high degree of liquidity and is well positioned to generate significant earnings when commodity prices recover. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels and the freeze of all management salaries at 2001 levels and we would expect some recovery in pricing and margins as the economy improves.

Frank A. Dottori
President & C.E.O.

4

Management's Discussion and Analysis for the quarter ended December 29, 2001

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during the quarter ended December 29th, 2001. The MD&A should be read in conjunction with the unaudited interim financial statements for the three months ended December 29th, 2001 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 29th, 2001, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest and finance items, taxes, depreciation and amortization.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

On November 5th, 2001, Tembec purchased the shares of Davidson Industries. The latter operates a hardwood sawmill and a white pine sawmill in Davidson, Quebec and a white pine sawmill in Woodsville, New Hampshire. Total consideration paid was $27.7 million, including the assumption of $25.5 million of indebtedness and the issuance of a non-interest bearing $2.2 million 3 year note to the vendors. During the December 2001 quarter, Davidson contributed $17.1 million to consolidated gross sales and $1.1 million to EBITDA.

OVERVIEW

Quarterly Results ($ millions)

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	**Dec 01**	Mar 02	Jun 02	Sept 02
Gross Sales	665.8	739.4	729.5	856.1	**792.6**	-	-	-
Net Sales	600.9	660.1	649.4	747.0	**686.0**	-	-	-
EBITDA	160.2	122.5	111.8	79.0	**60.1**	-	-	-
EBITDA Margin	26.7%	18.6%	17.2%	10.6%	**8.8%**	-	-	-
Depreciation & Amortization	43.7	48.8	50.3	60.1	**53.8**	-	-	-
Interest, FX and Financing	38.5	37.8	56.6	34.3	**62.6**	-	-	-
Minority Interests	-	-	(0.2)	(0.3)	**(0.6)**	-	-	-
Income Taxes (Recovery)	27.6	15.3	3.1	(20.0)	**(17.0)**	-	-	-
Net Earnings (Loss)	50.4	20.6	2.0	4.9	**(38.7)**	-	-	-

The increase in gross sales of $126.8 million over the comparable quarter a year ago is due to higher shipments of pulp and paper. The increase would have been far greater if not for the significant drop in selling prices experienced in both of these business segments. The lower prices reduced EBITDA by $100.1 million and margins by 17.9%. At 8.8%, EBITDA margins have dropped to a level not seen since 1996. A more detailed review of the financial performance of the Company's three major business segments, Forest Products, Pulp and Paper, is outlined in subsequent sections of this interim MD&A.

Quarterly depreciation and amortization expense increased by $10.1 million when compared to the prior year. Acquisitions, principally the St. Francisville paper mill, accounted for $7.3 million of the increase. The balance was due to new fixed assets that were put in service over the past 12 months.

Interest, foreign exchange and financing expense increased by $24.1 million. Interest on long term debt increased from $24.2 million to $40.1 million. The Company issued US$500 million of senior notes during 2001 to finance two major acquisitions. The balance of the increase relates to various amortization and foreign exchange items. A more detailed comparative description of these items is included in the notes to the interim quarterly financial statements.

The Company generated a net loss applicable to common shares of $38.7 million or $0.45 per common share compared to net income of $50.4 million or $0.62 per common share in the corresponding quarter of the prior year. The decline in EBITDA coupled with higher depreciation and interest expense accounted for the significant decline.

FOREST PRODUCTS

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	**Dec 01**	Mar 02	Jun 02	Sept 02
Financial								
Gross Sales ($ millions)	165.9	172.3	220.4	236.7	**212.0**	-	-	-
Net Sales ($ millions)	144.9	147.3	193.1	199.5	**174.0**	-	-	-
EBITDA ($ millions)	1.8	(6.1)	28.4	22.1	**(0.6)**	-	-	-
EBITDA Margin	1.2%	(4.1)%	14.7%	11.1%	**(0.4)%**	-	-	-
Shipments								
SPF Lumber (mmfbm)	299.6	306.4	321.7	305.6	**281.9**	-	-	-
OSB (mmsf – 1/16")	388.1	389.1	388.6	398.2	**386.5**	-	-	-
Reference Prices								
KD Std & Better Delivered G.L. (US$ per mfbm)	298	287	385	382	**319**	-	-	-
KS Stud Delivered G.L. (US$ per mfbm)	271	288	410	374	**295**	-	-	-
Western SPF KD Std & Better (US$ per mfbm)	200	194	299	287	**221**	-	-	-
OSB – North Central (US$ per msf – 1/16" basis)	22	19	27	25	**20**	-	-	-

The Forest Products Group generated EBITDA of $(0.6) million on sales of $212.0 million. This compares to EBITDA of $1.8 million on sales of $165.9 million in the comparable quarter of the prior year. Although our average selling price of SPF lumber increased by $47 per mfbm, the higher revenues were offset by $11.5 million of duties accrued on shipments to the U.S. There were no duties applicable in the December 2000 quarter. Based on the preliminary countervailing duty rate of 19.31% imposed by the U.S. Department of Commerce, the Company accrued $10.8 million in its quarterly financial statements on shipments to the U.S. between September 30th, 2001 and December 15th, 2001. In addition, a further $0.7 million related to antidumping duty was accrued for shipments to U.S. between November 6th, 2001 and December 29th, 2001. Additional details regarding countervailing and antidumping duties are outlined in the notes to the consolidated interim financial statements.

PULP

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	**Dec 01**	Mar 02	Jun 02	Sept 02
Financial								
Gross Sales ($ millions)	291.9	348.7	285.1	277.2	**280.5**	-	-	-
Net Sales ($ millions)	268.4	317.2	255.1	243.7	**247.0**	-	-	-
EBITDA ($ millions)	107.0	76.4	23.5	2.9	**18.6**	-	-	-
EBITDA Margin	39.9%	24.1%	9.2%	1.2%	**7.5%**	-	-	-
Shipments								
Paper Pulp (000's tonnes)	225.1	306.7	310.9	323.6	**326.2**	-	-	-
Specialty Pulp (000's tonnes)	68.9	88.5	87.1	90.6	**88.0**	-	-	-
Internal (000's tonnes)	25.9	25.0	22.4	24.8	**28.1**	-	-	-
	319.9	420.2	420.4	439.0	**442.3**	-	-	-
Reference Prices								
NBSK – Delivered US (US$ per tonne)	710	665	560	477	**485**	-	-	-

The Pulp Group generated EBITDA of $18.6 million on sales of $280.5 million for the quarter ended December 29th, a significant reduction from EBITDA of $107.0 million on sales of $291.9 million in the December 2000 quarter. The average selling price of pulp expressed in Canadian dollars was $316 per tonne lower than in the comparable quarter last year. The Company experienced increased sales volumes for all grades of pulp. As well, paper pulp shipments from the Tarascon and St-Gaudens mills were higher due to their inclusion for the entire quarter. The mills were acquired in November 2000 and only two months of operations were included in the December 2000 quarter. The Pulp Group downtime totalled approximately 19,000 tonnes, of which 4,000 tonnes were market related. This compares to 27,000 tonnes of total downtime, including 14,000 tonnes of market related downtime, in the December 2000 quarter. In the prior year, both of the Company's high yield pulp mills took market downtime, whereas none was taken in the December 2001 quarter.

PAPER

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	**Dec 01**	Mar 02	Jun 02	Sept 02
Financial								
Gross Sales ($ millions)	141.4	148.5	147.2	264.4	**228.0**	-	-	-
Net Sales ($ millions)	129.6	135.9	134.9	238.2	**203.1**	-	-	-
EBITDA ($ millions)	46.5	50.2	55.2	46.6	**34.6**	-	-	-
EBITDA Margin	35.9%	36.9%	40.9%	19.6%	**17.0%**	-	-	-
Shipments								
Newsprint and UCGW (000's tonnes)	142.4	149.3	151.7	143.9	**143.1**	-	-	-
Coated Papers (000's tonnes)	10.4	9.8	7.5	81.0	**66.9**	-	-	-
Specialty (000's tonnes)	-	-	-	25.6	**24.4**	-	-	-
	152.8	159.1	159.2	250.5	**234.4**	-	-	-
Reference Prices								
Newsprint – 48.8 gram East Coast (US$ per tonne)	605	612	613	570	**508**	-	-	-
Coated #5 – 40 lb (US$ per short ton)	878	862	825	780	**745**	-	-	-

The Paper Group generated EBITDA of $34.6 million on sales of $228.0 million. This compares to EBITDA of $46.5 million on sales of $141.4 million in the same quarter a year ago. The significant increase in shipments and revenues is due to the acquisition of the St. Francisville, Louisiana paper mill in June 2001. The mill shipped the equivalent of 82,900 tonnes during the quarter and generated $6.4 million of EBITDA on sales of $107.8 million. The mill's margins improved over the prior quarter, despite weak coated paper prices not seen since the early 90's. The average pricing at the Company's three other paper facilities declined by $133 per tonne as compared to December 2000 realizations.

FINANCIAL POSITION

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	**Dec 01**	Mar 02	Jun 02	Sept 02
Current Ratio (times)	1.8	2.3	2.7	2.5	**2.5**	-	-	-
Net Debt/Total Capitalization	42.2%	46.7%	46.3%	47.6%	**49.0%**	-	-	-
EBITDA / Interest on Indebtedness (times)	6.3	3.9	3.5	2.0	**1.5**	-	-	-
Cash Flow from Operations Before Working Capital Changes ($ millions)	107.4	73.0	61.2	38.2	**3.4**	-	-	-
Net Fixed Asset Additions ($ millions)	(72.6)	(61.1)	(41.3)	(55.8)	**(17.7)**	-	-	-
Free Cash Flow ($ millions)	34.8	11.9	19.9	(17.6)	**(14.3)**	-	-	-

Cash flow from operating activities before working capital changes declined to $3.4 million, down from $107.4 million in the comparable quarter of the prior year. The reduced cash flow corresponds to the decline in EBITDA. A decrease in non-cash working capital generated $2.9 million, a significant change from the December 2000 quarter when the Company experienced a $55.8 million increase in pulp inventories and non-cash working capital consumed a total of $96.6 million. After allowing for net fixed asset additions of $17.7 million in the quarter, "free cash flow" was negative $14.3 million versus a positive amount of $34.8 million in December 2000. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balance less net fixed asset additions". The Company has set a free cash flow target of $56 million for fiscal 2002 and will require an improvement in the pricing of its main products in the next three quarters to achieve this objective.

Net fixed asset additions totalled $17.7 million, a $54.9 million drop from the comparable period a year ago. In response to the decline in profitability, the Company has curtailed capital expenditures to minimum levels. The December 2001 quarter was also assisted by the lack of expenditures relating to large capital projects. In its December 2000 quarter, the Company spent $42.9 million on three major projects: the modernization of the Specialty Cellulose pulp mill in Temiscaming, Quebec, the construction of a wood waste fired cogeneration unit at the NBSK pulp mill in Skookumchuck, BC, and the construction of a thermomechanical pulp (TMP) line at the Pine Falls, Manitoba newsprint operation.

During the quarter ended December 29th, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec. The project includes two other partners and, at time of writing, there remained a number of outstanding matters. The Company anticipates that these items will be satisfactorily resolved in the current quarter and that it will proceed with the investment of the remaining $30.0 million. The project provides that the Company will enter into agreements with the partnership to manage the construction and modernization that will occur over the next two years and subsequently manage the operations and sales functions of the mill.

Net debt to total capitalization stood at 49.0% at December 29th, 2001. This compares to 42.2% at December 2000 and an increase of 1.4% since the last audited financial statements. The Company did not incur any new debt in the quarter. The higher leverage results from the reduction of shareholders' equity generated by the quarterly net loss. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. As noted previously, improvement in the pricing levels of the Company's main products will be required before any meaningful reduction can be achieved.

At the end of the December quarter, Tembec, excluding its participation in joint ventures had a cash balance of $222.7 million plus unused operating lines totalling $265.5 million.

In summary, the current interim financial results reflect the relatively poor pricing being experienced by the Company in its three core business segments. We see a potentially difficult 2002 in front of us. Although we would expect some recovery in pricing and margins as the economy improves, it may take most of the coming year before we see a return towards trend line prices. The Company has adopted several defensive means, including the restriction of capital expenditures to minimum levels and the freeze of management salaries at 2001 levels. The Company is maintaining a high degree of liquidity and is well positioned to generate significant earnings when commodity prices recover.

FINANCIAL PERFORMANCE

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	**Dec 01**	Mar 02	Jun 02	Sept 02
Cash Return on Capital Employed [1]	17.7%	12.4%	10.6%	7.2%	**5.4%**	-	-	-
Return on Capital Employed[1]	9.4%	5.3%	2.6%	2.3%	**(1.3)%**	-	-	-
Return on Equity[1]	16.1%	6.6%	0.6%	1.4%	**(11.7)%**	-	-	-
Shares Outstanding – End of Quarter (millions)	80.5	80.9	86.4	86.1	**86.4**	-	-	-
Book Value per Share ($)	15.45	15.66	15.48	15.55	**15.07**	-	-	-

[1] % returns for the quarter have been annualized.

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)

	Dec. 29, 2001 unaudited	Sept. 29, 2001 audited	Dec. 30, 2000 unaudited
Assets			
Current Assets:			
Cash and short-term investments	**$ 226.1**	$ 258.4	$ -
Accounts receivable	**442.5**	470.6	456.9
Inventories	**551.5**	525.2	484.2
Prepaid Expenses	**16.8**	19.3	10.8
	1,236.9	1,273.5	951.9
Investments	**31.6**	28.0	25.7
Fixed Assets	**2,569.9**	2,586.4	2,221.2
Other Assets	**273.8**	250.9	155.9
	$ 4,112.2	$ 4,138.8	$ 3,354.7
Liabilities and Shareholders' Equity			
Current Liabilities:			
Bank indebtedness	**$ -**	$ -	$ 66.4
Accounts payable and accrued charges	**464.1**	469.4	438.6
Current portion of long-term debt	**33.0**	34.7	32.4
	497.1	504.1	537.4
Long-term debt	**1,869.4**	1,847.1	1,132.2
Other long-term liabilities and credits	**145.2**	143.0	101.1
Future income taxes	**244.8**	251.9	263.1
Minority interest	**7.8**	8.5	31.4
Redeemable preferred shares	**16.6**	16.6	16.6
Shareholders' equity:			
Share capital	**868.9**	866.4	796.1
Contributed surplus	**2.9**	2.9	2.9
Cumulative exchange translation of foreign subsidiaries	**(3.1)**	(3.0)	(3.0)
Retained earnings	**462.6**	501.3	476.9
	1,331.3	1,367.6	1,272.9
	$ 4,112.2	$ 4,138.8	$ 3,354.7

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended December 29, 2001 and December 30, 2000
(unaudited) (in millions of dollars except for number of shares and per share amounts)

	2001	2000
Gross sales	**$ 792.6**	$ 665.8
Freight and commissions	**106.6**	64.9
Net sales	**686.0**	600.9
Cost of sales	**585.7**	412.2
Selling, general and administrative	**40.2**	28.5
Earnings before interest, income taxes and depreciation and amortization (EBITDA)	**60.1**	160.2
Depreciation and amortization	**53.8**	43.7
Operating earnings	**6.3**	116.5
Interest, foreign exchange and other	**62.6**	38.5
Income taxes (recovery)	**(17.0)**	27.6
Minority interests	**(0.6)**	-
Net earnings (loss)	**$(38.7)**	$ 50.4
Earnings (loss) per share	**$ (0.45)**	$0.62
Diluted earnings (loss) per share	**$(0.45)**	$0.60
Weighted average number of common shares outstanding (in thousands)	**86,265**	80,904

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters ended December 29, 2001 and December 30, 2000
(unaudited) (in millions of dollars)

	2001	2000
Retained earnings, beginning of period	**$ 501.3**	$ 471.0
Net earnings (loss)	**(38.7)**	50.4
Adjustment resulting from changes in accounting policies	-	(44.5)
Retained earnings, end of period	**$ 462.6**	$ 476.9

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 29, 2001 and December 30, 2000
(unaudited) (in millions of dollars)

	2001	2000
Cash flows from operating activities:		
Net earnings (loss)	**$ (38.7)**	$ 50.4
Adjustments for:		
Depreciation and amortization	**53.8**	43.7
Amortization of deferred foreign exchange and financing costs	**6.1**	4.1
(Gain) loss on consolidation of foreign integrated subsidiaries	**2.2**	0.6
Future income taxes	**(17.8)**	9.2
Other	**(2.2)**	(0.6)
	3.4	107.4
Changes in non-cash working capital:		
Accounts receivable	**32.2**	22.2
Inventories	**(19.8)**	(76.4)
Prepaid expenses	**3.8**	6.9
Accounts payable and accrued charges	**(13.3)**	(49.3)
	2.9	(96.6)
Cash flows from investing activities:		
Acquisition of companies	**(7.9)**	(157.8)
Additions to fixed assets, net of disposals	**(17.7)**	(72.6)
Acquisition of investments	**(5.8)**	(0.2)
Other	**(1.0)**	(2.1)
	(32.4)	(232.7)
Cash flows from financing activities:		
Repurchase of common shares, net of expenses	**-**	(14.5)
Increase in long-term debt	**1.1**	97.3
Repayments of long-term debt	**(10.1)**	(44.1)
Increase (decrease) in other long-term liabilities	**4.7**	2.4
Other	**(0.7)**	(0.7)
	(5.0)	40.4
Foreign exchange gain (loss) on cash and short-term investments held in foreign currencies	**(1.2)**	2.0
Net increase (decrease) in cash	**(32.3)**	(179.5)
Cash and short-term investments, beginning of period	**258.4**	113.1
Cash and short-term investments (bank indebtedness), end of period	**$ 226.1**	(66.4)

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended December 29, 2001 and December 30, 2000
(unaudited) (in millions of dollars)

						December 29, 2001
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	**$212.0**	**$ 280.5**	**$228.0**	**$ 44.0**	**$ 28.1**	**$ 792.6**
Internal	**41.5**	**18.0**	**-**	**-**	**2.0**	**61.5**
	253.5	**298.5**	**228.0**	**44.0**	**30.1**	**854.1**
Net sales	**174.0**	**247.0**	**203.1**	**37.6**	**24.3**	**686.0**
EBITDA	**(0.6)**	**18.6**	**34.6**	**3.9**	**3.6**	**60.1**
Depreciation and amortization	**10.8**	**24.7**	**14.7**	**2.5**	**1.1**	**53.8**
Operating earnings (loss)	**(11.4)**	**(6.1)**	**19.9**	**1.4**	**2.5**	**6.3**
Net fixed asset additions	**7.4**	**8.4**	**1.1**	**0.7**	**0.1**	**17.7**

						December 30, 2000
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$165.9	$ 291.9	$141.4	$ 49.0	$ 17.6	$ 665.8
Internal	31.0	19.9	-	-	5.3	56.2
	196.9	311.8	141.4	49.0	22.9	722.0
Net sales	144.9	268.4	129.6	42.6	15.4	600.9
EBITDA	1.8	107.0	46.5	2.9	2.0	160.2
Depreciation and amortization	9.8	22.9	7.9	2.5	0.6	43.7
Operating earnings (loss)	(8.0)	84.1	38.6	0.4	1.4	116.5
Net fixed asset additions	9.6	31.6	28.5	2.3	0.6	72.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 29, 2001 and December 30, 2000
(Figures in table are in millions of dollars)

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2001.

Changes in accounting policies

Effective September 30, 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to the calculations of earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, the Company has restated the diluted earnings per share for comparative periods. The adoption of these recommendations had no material effect on previously disclosed diluted earnings per share.

Acquisitions

Quarter Ended December 29, 2001

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

Quarter ended December 30, 2000

On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group ("LaRochette"): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A. respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent value right ("CVR") payments for 12 quarters, after the acquisition date. During the quarter, no payment was made to the sellers. For the first four quarters, Euro 2.4 million has been paid to the sellers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 29, 2001 and December 30, 2000
(Figures in table are in millions of dollars)

Acquisitions (continued)

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to December 29, 2001 or December 30, 2000 as the case may be.

Details of the acquisitions are as follows:

	2001			2000
	Davidson Industries Inc.	**Tembec USA LLC**	**Total**	LaRochette
Net assets acquired:				
Working capital:				
Cash (bank indebtedness)	$ (7.9)	$ -	$ (7.9)	$ 3.9
Non-cash working capital	10.5	-	10.5	36.6
	2.6		2.6	40.5
Non-working capital:				
Investments	0.3	-	0.3	0.1
Fixed assets	17.5	1.2	18.7	126.2
Other assets	0.2	-	0.2	2.8
Long-term debt and other liabilities	(18.0)	-	(18.0)	(5.2)
Future income taxes	(0.4)	-	(0.4)	(2.7)
	(0.4)	1.2	0.8	121.2
	$ 2.2	$ 1.2	$ 3.4	$ 161.7
Consideration paid in:				
Cash	$ -	$ -	$ -	$ 161.7
Other short-term liabilities	2.2	-	2.2	-
Common shares (98,586)	-	1.2	1.2	-
	$ 2.2	$ 1.2	$ 3.4	$ 161.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 29, 2001 and December 30, 2000
(Figures in table are in millions of dollars)

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") alleging unfair trade practices by the Canadian softwood lumber industry. These petitions propose that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

In August 2001, the USDOC imposed a preliminary countervailing duty of 19.31% on Canadian softwood lumber shipped to the US. During the quarter, the Company accrued a further $10.8 million, based on the preliminary countervailing duty rate determined by the USDOC, covering shipments to the U.S. from September 30, 2001 to December 15, 2001. This amount is included in sales deductions for the quarter. This brings the total amount of countervailing duty accrued in the Company's financial statements since August 17, 2001 to $21.6 million. Since the Company has posted bonds to cover the duty, this amount is included in accounts payable and accrued charges on the December 29, 2001 balance sheet. The Company has not accrued any countervailing duty for the period from May 19, 2001 to August 16, 2001 (estimated to be $17.3 million on sales of $102.3 million), as management continues to believe that the likelihood of Critical Circumstances is not determinable at this time. Since December 16, 2001, the Company has not been subject to countervailing duty and is presently awaiting the USITC's final determination of injury, if any, which is currently scheduled to occur on May 16, 2002. Any adjustments to the financial statements resulting from a change in the final countervailing duty rate or Critical Circumstances will be made prospectively.

In October 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. As a result, the Company was able to determine antidumping duty rates applicable to each of its product categories and adjust its shipments to the U.S to mitigate the impact of the antidumping duty on its financial results. During the quarter, the Company accrued $0.7 million related to antidumping duty for shipments to the U.S. from November 6, 2001 to December 29, 2001. This represents an average antidumping rate of 1.5% based on the actual product mix of lumber shipped to the U.S. during this period. This amount has also been charged to sales deductions for the quarter. The Company posted bonds for this amount and it is included in accounts payable and accrued charges on the December 29, 2001 balance sheet. The Company is currently, and will continue to be, subject to antidumping duty until the USITC's final determination of injury, if any, which is scheduled to occur on May 16, 2002. Any adjustments to the financial statements resulting from a change in the antidumping duty rate will be made prospectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarters ended December 29, 2001 and December 30, 2000
(Figures in table are in millions of dollars)

Countervailing and antidumping duties (continued)

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the USDOC and USITC and any reviewing courts, North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations may be appealed.

Interest, foreign exchange and other

	2001	2000
Interest on long-term debt	**$ 40.1**	$ 24.2
Interest on short-term debt	**0.4**	1.4
Interest income	**(2.3)**	(1.7)
Interest capitalized on construction projects	**-**	(2.4)
	38.2	21.5
Amortization of deferred exchange losses	**4.3**	2.6
Amortization of deferred financing costs	**1.8**	1.5
	6.1	4.1
Net foreign exchange losses	**15.3**	12.2
(Gain) loss on consolidation of foreign integrated subsidiaries	**2.2**	0.6
Newsprint pricing swaps and lumber futures	**-**	(0.8)
Bank charges and other financing expenses	**0.8**	0.9
	18.3	12.9
	$ 62.6	$ 38.5

Commitments

During the quarter ended December 29, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Date: February 19, 2002

by: ______________________________

Claude Imbeau,
Vice-President, General Counsel and Secretary